File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    Form 40-F ______.

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____  No .

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:______.]

(This Form 6-K has 9 pages, Exhibit index is on page 2)

EXHIBIT INDEX
SIGNATURES

EXHIBIT INDEX

Exhibit	Title	Page

A.	Macronix Monthly Sales Report — November 2002	3
B.	Macronix Monthly Sales Report — December 2002	4
C.	Regulated Announcement for the month of November and December 2002	5-7
D.	Press release for the month of December 2002	8

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2002.

1) Sales volume (NT$: Thousand)

Time	Item	2002	2001	Changes	(%)

November	Invoice amount	1,536,918	1,782,267	-245,349	-13.77%
Jan. through November	Invoice amount	16,403,357	21,088,401	-4,685,044	-22.22%
November	Net Sales	1,509,948	1,603,492	-93,544	-5.83%
Jan. through November	Net Sales	14,882,999	20,547,843	-5,664,844	-27.57%

2) Funds lent to other parties (NT$: Thousand)

	Bal. As of November end	Bal. As of October end	Limit of lending

MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,113,920	1,113,920	7,382,554

3) Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	November	Bal. As of period end

MXIC	14,765,108	0	3,738,594
MXIC’s subsidiaries	3,070,196	0	0
MXIC endorses for subsidiaries		0	3,738,594
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	880	Underlying assets/liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	-8	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2002.

1) Sales volume (NT$: Thousand)

Time	Item	2002	2001	Changes	(%)

December	Invoice amount	1,357,155	923,711	433,444	46.92%
Jan. through December	Invoice amount	17,760,512	22,012,112	-4,251,600	-19.31%
December	Net Sales	1,206,340	812,880	393,460	48.40%
Jan. through December	Net Sales	16,089,339	21,360,722	-5,271,383	-24.68%

2) Funds lent to other parties (NT$: Thousand)

	Bal. As of December end	Bal. As of November end	Limit of lending

MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,112,000	1,112,000	7,382,554

3) Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	December	Bal. As of period end

MXIC	14,765,108	0	3,732,150
MXIC’s subsidiaries	3,065,952	0	0
MXIC endorses for subsidiaries		0	3,732,150
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4) Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose

For assets/liabilities denominated
in foreign currencies		For the position of floating rate liabilities

Underlying assets/liabilities	139	Underlying assets/liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	-35	Realized profit (loss)	0

Financial instruments: 1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of November and December 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC for the month of November 2002; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC for the month of December 2002; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of November and December 2002.

1)	The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of shares
		held when elected
		(for Directors,
		Supervisors and
		Executive Officers)		Number of shares
		or as April 19,	Number of shares	held as
		2001 (for 10%	held as	November 30,
Title	Name	shareholders)	October 31, 2002	2002	Changes

Director and Chief Operating Officer	Dang-Hsing Yiu	11,285,399	19,108,119	19,090,119	-18,000

2)	The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3)	Outstanding units and shares of ADR:

Outstanding of	Outstanding of	Outstanding of	Outstanding of
units on November 30,	shares on November 30,	units on December 31,	shares on December 31,
2002	2002	2002	2002

1,776,226.3	17,762,263	1,683,898.3	16,838,983

4)	Outstanding amount of Convertible Bonds

		Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Conversion Price	on November 30, 2002	on December 31, 2002

0% Convertible Bonds Due 2003	NT$23.4226	US$80,000,000	US$80,000,000
1% Convertible Bonds Due 2005	NT$41.3505	US$78,825,000	US$72,097,000
0.5% Convertible Bonds Due 2007	NT$28.4727	US$169,224,000	US$169,224,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of December 2002

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of December 2002.

1) The acquisition of assets:

1-1 Bond

		Trade Quantity	Purchase Price
Date	Description of assets	(Denomination)	(Per denomination)	Trade Amount

2002/12/20	1% Convertible Bonds Due 2005	8,000	US$1,223.639	US$9,789,111.11

1-2 Fund

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Unit)	Trade Amount (NT$)

2002/12/16	President James Bond Fund	6,882,359.8	14.5299	100,000,000
2002/12/16	HSBC NTD Money management Fund	7,116,880.5	14.0511	100,000,000
2002/12/16	ABN AMRO Bond Fund	7,031,162.11	14.2224	100,000,000
2002/12/16	Prudential Bond Fund	6,840,038.9	14.6198	100,000,000
2002/12/16	Grand Cathy Bond Fund	8,201,897.9	12.1923	100,000,000
2002/12/16	The first Global Investment Trust Wan Tai Bond Fund	7,571,742.3	13.2070	100,000,000
2002/12/16	Barits Bond Fund	8,720,828.8	11.4668	100,000,000
2002/12/16	Ta Chong Bond Fund	16,342,406.1	12.2381	200,000,000

2) The disposition of assets:

2-1 Fund

		Trade	Sale Price	Trade	Income/
		Quantity	(Per Unit)	Amount	(Loss)
Date	Description of assets	(Unit)	(NT$)	(NT$)	(NT$)

2002/12/30	President James Bond Fund	6,882,359.8	14.5435	100,093,600	93,600
2002/12/30	HSBC NTD Money management Fund	7,116,880.5	14.0614	100,073,303	73,303
2002/12/30	ABN AMRO Bond Fund	7,031,162.11	14.2337	100,079,452	79,452
2002/12/30	Prudential Bond Fund	6,840,038.9	14.6330	100,090,289	90,289
2002/12/30	Grand Cathy Bond Fund	8,201,897.9	12.2038	100,094,322	94.322

		Trade	Sale Price	Trade	Income/
		Quantity	(Per Unit)	Amount	(Loss)
Date	Description of assets	(Unit)	(NT$)	(NT$)	(NT$)

2002/12/30	The First Global Investment Trust Wan Tai Bond Fund	7,571,742.3	13.2174	100,078,747	78,747
2002/12/30	Barits Bond Fund	8,720,828.8	11.4772	100,090,696	90,696
2002/12/30	Ta Chong Bond Fund	16,342,406.1	12.2480	200,161,790	161,790

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/12/3

Macronix announced the November sales revenue NT$1.5billion

Macronix International Co. Ltd. (NASDAQ: MXICY) today announced the November unaudit financial result, the Net Sales is NT$1,509.9 million, which sales revenue decreased 23.4% in comparison with October 2002. The sales accumulation was NT$14,883 million from January to November of 2002.

Macronix announced since the Christmas demand does not as expected as previously, low season effect comes early, the sales revenue come down to compare with October.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: January 6, 2003	By: /s/ Paul Yeh Name: Paul Yeh Title: Associate Vice President of Finance Center